Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2020

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended March 31

	Note	2020	2019

			Note 1

SALES	2	4,186	3,719

Freight, transportation and distribution		212	171

Cost of goods sold		3,101	2,573

GROSS MARGIN		873	975

Selling expenses		642	538

General and administrative expenses		104	95

Provincial mining and other taxes		57	65

Share-based compensation (recovery) expense	3	(32)	57

Impairment of assets		-	33

Other expenses	4	20	11

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		82	176

Finance costs		133	123

(LOSS) EARNINGS BEFORE INCOME TAXES		(51)	53

Income tax (recovery) expense	5	(16)	12

NET (LOSS) EARNINGS		(35)	41

NET (LOSS) EARNINGS PER SHARE (“EPS”)

Basic		(0.06)	0.07

Diluted		(0.06)	0.07

Weighted average shares outstanding for basic EPS		571,168,000	602,266,000

Weighted average shares outstanding for diluted EPS		571,168,000	602,950,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended March 31

(Net of related income taxes)	2020	2019

NET (LOSS) EARNINGS	(35)	41

Other comprehensive (loss) income

Items that will not be reclassified to net (loss) earnings:

Net actuarial gain on defined benefit plans	3	-

Net fair value (loss) gain on investments	(19)	9

Items that have been or may be subsequently reclassified to net (loss) earnings:

(Loss) gain on currency translation of foreign operations	(315)	19

Other	(27)	4

OTHER COMPREHENSIVE (LOSS) INCOME	(358)	32

COMPREHENSIVE (LOSS) INCOME	(393)	73

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

	Note	2020	2019

			Note 1

OPERATING ACTIVITIES

Net (loss) earnings		(35)	41

Adjustments for:

Depreciation and amortization		473	420

Share-based compensation (recovery) expense		(32)	57

Impairment of assets		-	33

Recovery of deferred income tax		(22)	(3)

Other long-term liabilities and miscellaneous		(40)	2

Cash from operations before working capital changes		344	550

Changes in non-cash operating working capital:

Receivables		(323)	(146)

Inventories		(1,428)	(1,509)

Prepaid expenses and other current assets		766	455

Payables and accrued charges		115	135

CASH USED IN OPERATING ACTIVITIES		(526)	(515)

INVESTING ACTIVITIES

Additions to property, plant and equipment		(363)	(290)

Additions to intangible assets		(32)	(38)

Business acquisitions, net of cash acquired	10	(57)	(487)

Proceeds from disposal of discontinued operations, net of tax		-	10

Purchase of investments		(37)	(26)

Other		44	22

CASH USED IN INVESTING ACTIVITIES		(445)	(809)

FINANCING ACTIVITIES

Proceeds from short-term debt, net		4,494	1,004

Proceeds from long-term debt		6	-

Repayment of long-term debt	8	(501)	(500)

Repayment of principal portion of lease liabilities		(64)	(53)

Dividends paid	9	(256)	(264)

Repurchase of common shares	9	(160)	(798)

Issuance of common shares		-	2

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		3,519	(609)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(37)	(8)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,511	(1,941)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD		3,182	373

Cash and cash equivalents comprised of:

Cash		389	247

Short-term investments		2,793	126

		3,182	373

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		96	114

Income taxes paid (received)		35	(115)

Total cash outflow for leases		92	76

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Share0	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	41	41

Other comprehensive income	-	-	-	9	-	19	4	32	-	32

Shares repurchased (Note 9)	(15,476,202)	(426)	-	-	-	-	-	-	(376)	(802)

Dividends declared	-	-	-	-	-	-	-	-	(1)	(1)

Effect of share-based compensation including issuance of common shares	49,624	2	4	-	-	-	-	-	-	6

Transfer of net loss on sale of investment	-	-	-	4	-	-	-	4	(4)	-

BALANCE – MARCH 31, 2019	593,108,899	16,316	235	6	-	(232)	(29)	(255)	7,405	23,701

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net loss	-	-	-	-	-	-	-	-	(35)	(35)

Other comprehensive (loss) income	-	-	-	(19)	3	(315)	(27)	(358)	-	(358)

Shares repurchased (Note 9)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(254)	(254)

Effect of share-based compensation including issuance of common shares	35,706	1	4	-	-	-	-	-	-	5

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	5	5	-	5

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-

BALANCE – MARCH 31, 2020	569,145,935	15,667	197	(48)	-	(519)	(40)	(607)	6,815	22,072

1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2020	2019	2019

ASSETS

Current assets

Cash and cash equivalents		3,182	373	671

Receivables		3,837	3,446	3,542

Inventories		6,290	6,560	4,975

Prepaid expenses and other current assets		716	688	1,477

		14,025	11,067	10,665

Non-current assets

Property, plant and equipment		20,209	19,834	20,335

Goodwill	10	11,893	11,817	11,986

Other intangible assets		2,379	2,184	2,428

Investments		810	800	821

Other assets		552	564	564

TOTAL ASSETS		49,868	46,266	46,799

LIABILITIES

Current liabilities

Short-term debt	7	5,498	1,652	976

Current portion of long-term debt	8	-	1,001	502

Current portion of lease liabilities		221	196	214

Payables and accrued charges		7,362	6,602	7,437

		13,081	9,451	9,129

Non-current liabilities

Long-term debt	8	8,544	7,080	8,553

Lease liabilities		848	837	859

Deferred income tax liabilities	5	3,130	2,955	3,145

Pension and other post-retirement benefit liabilities		426	405	433

Asset retirement obligations and accrued environmental costs		1,620	1,675	1,650

Other non-current liabilities		147	162	161

TOTAL LIABILITIES		27,796	22,565	23,930

SHAREHOLDERS’ EQUITY

Share capital	9	15,667	16,316	15,771

Contributed surplus		197	235	248

Accumulated other comprehensive loss		(607)	(255)	(251)

Retained earnings		6,815	7,405	7,101

TOTAL SHAREHOLDERS’ EQUITY		22,072	23,701	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		49,868	46,266	46,799

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of (loss) earnings, condensed consolidated statements of cash flows and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, inventory valuation, goodwill and other long-lived assets, financial assets, tax assets, pension obligation and assets, and revenue recognition. Based on the current assessment, there was not a material impact to these interim financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 6, 2020.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,640	547	646	326	27	-	4,186

– intersegment	9	64	132	57	-	(262)	-

Sales – total	2,649	611	778	383	27	(262)	4,186

Freight, transportation and distribution	-	94	100	70	-	(52)	212

Net sales	2,649	517	678	313	27	(210)	3,974

Cost of goods sold	2,120	265	581	320	25	(210)	3,101

Gross margin	529	252	97	(7)	2	-	873

Selling expenses	635	3	7	2	(5)	-	642

General and administrative expenses	38	2	2	2	60	-	104

Provincial mining and other taxes	-	57	-	-	-	-	57

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

Other expenses	4	1	2	6	7	-	20

(Loss) earnings before finance costs and income taxes	(148)	189	86	(17)	(28)	-	82

Depreciation and amortization	155	96	150	63	9	-	473

EBITDA [1]	7	285	236	46	(19)	-	555

Assets – at March 31, 2020	20,455	11,836	10,946	2,170	4,720	(259)	49,868

1 EBITDA is calculated as net (loss) earnings before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,030	707	612	342	28	-	3,719

– intersegment	9	63	137	57	-	(266)	-

Sales – total	2,039	770	749	399	28	(266)	3,719

Freight, transportation and distribution	-	73	72	50	-	(24)	171

Net sales	2,039	697	677	349	28	(242)	3,548

Cost of goods sold	1,630	272	511	335	28	(203)	2,573

Gross margin	409	425	166	14	-	(39)	975

Selling expenses	532	4	7	1	(6)	-	538

General and administrative expenses	27	-	2	2	64	-	95

Provincial mining and other taxes	-	63	1	-	1	-	65

Share-based compensation expense	-	-	-	-	57	-	57

Impairment of assets	-	-	-	-	33	-	33

Other expenses (income)	12	(3)	(5)	3	4	-	11

(Loss) earnings before finance costs and income taxes	(162)	361	161	8	(153)	(39)	176

Depreciation and amortization	136	100	113	60	11	-	420

EBITDA	(26)	461	274	68	(142)	(39)	596

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended March 31

	2020	2019

Retail sales by product line

Crop nutrients	785	687

Crop protection products	1,010	744

Seed	394	356

Merchandise	216	108

Services and other	244	144

	2,649	2,039

Potash sales by geography

Manufactured product

North America	319	318

Offshore [1]	292	451

Other potash and purchased products	-	1

	611	770

Nitrogen sales by product line

Manufactured product

Ammonia	156	187

Urea	262	231

Solutions, nitrates and sulfates	196	191

Other nitrogen and purchased products	164	140

	778	749

Phosphate sales by product line

Manufactured product

Fertilizer	221	240

Industrial and feed	120	124

Other phosphate and purchased products	42	35

	383	399

1 Relates to Canpotex Limited. (“Canpotex”) (Note 12).

NOTE 3  SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 6 of our 2019 annual consolidated financial statements:

	Three Months Ended March 31

	2020	2019

Stock options:

Granted (number of units)	2,293,802	1,376,533

Weighted average grant date fair value (US dollars)	6.93	11.27

Cash-settled share-based awards granted (number of units)	1,278,324	1,129,263

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended March 31

	2020	2019

Merger and related costs	-	11

Acquisition and integration related costs	10	-

Foreign exchange (gain) loss, net of related derivatives	(31)	7

Earnings of equity-accounted investees	(10)	(17)

Bad debts	6	6

COVID-19 related expenses	2	-

Other expenses	43	4

	20	11

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31

	2020	2019

Income tax (recovery) expense	(16)	12

Actual effective tax rate on loss/earnings (%)	37	(5)

Actual effective tax rate including discrete items (%)	32	23

Discrete tax adjustments that impacted the tax rate	2	15

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2020	As at December 31, 2019
Income tax assets

Current	Receivables	156	104

Non-current	Other assets	34	36

Deferred income tax assets	Other assets	271	249

Total income tax assets		461	389

Income tax liabilities

Current	Payables and accrued charges	46	43

Non-current	Other non-current liabilities	44	44

Deferred income tax liabilities	Deferred income tax liabilities	3,130	3,145

Total income tax liabilities		3,220	3,232

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Cash Flow Hedges

During the three months ended March 31, 2020, we entered into the following derivative contracts, which we designated as cash flow hedges:

Risk Managed	Hedging Instrument	Objective	Effective Portion	Ineffective Portion

Foreign exchange risk	• Forward contracts	To manage the risk resulting from foreign exchange rate fluctuations related to forecasted costs denominated in Canadian dollars	Change in fair value: Other comprehensive income (loss) (“OCI”) Occurrence of hedged forecast transaction: inventory, related liability or net earnings, issuance of debt, repayment of interest	Net earnings
Interest rate risk	• Swap • Collar • Treasury lock	To limit our exposure to future interest rate changes and the impact on probable forecasted transactions

We assess whether these derivatives used in hedging transactions are expected to be or were highly effective both at the inception of the hedges and on an ongoing basis. Potential sources of ineffectiveness are changes in timing or amounts of forecasted cash flows, embedded optionality, and changes in our credit risk or the credit risk of a counterparty. Measurement of ineffectiveness is based on a comparison of the cumulative changes in fair value of the hedging instrument and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows.

The following table presents our significant foreign currency derivatives that existed at:

	March 31, 2020			December 31, 2019

Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate

Derivatives not designated as hedges

Forwards

USD/CDN	350	2020	1.3993	337	2020	1.3096

CDN/USD	135	2020	1.4003	120	2020	1.3138

USD/AUD [1]	110	2020	1.4846	78	2020	1.4593

AUD/USD	54	2020	1.5862	47	2020	1.4563

Derivatives designated as hedges

Forwards

USD/CDN	296	2020	1.3420	-	-	-

1 Australian Dollar

As at March 31, 2020, our interest rate derivative contracts we designated as hedges had a total notional amount of $680.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 12 of the 2019 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

Unaudited	In millions of US dollars except as otherwise noted

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2020			December 31, 2019

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	3,182	-	3,182	671	-	671

Derivative instrument assets	20	-	20	5	-	5

Other current financial assets - marketable securities [2]	187	21	166	193	27	166

Investments at FVTOCI [3]	141	141	-	161	161	-

Derivative instrument liabilities	(80)	-	(80)	(33)	-	(33)

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	(494)	-	(503)

Fixed and floating rate debt	-	-	-	(8)	-	(8)

Long-term debt

Notes and debentures	(8,519)	(4,112)	(4,960)	(8,528)	(1,726)	(7,440)

Fixed and floating rate debt	(25)	-	(25)	(25)	-	(25)

1 During the period ended March 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd.

The following table presents the carrying amounts of recognized financial instruments that are subject to master netting or similar agreements:

	March 31, 2020			December 31, 2019

Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Gross	Offset	Net Amounts Presented

Derivative instrument assets

Natural gas derivatives	1	-	1	-	-	-

Foreign currency forwards	19	-	19	5	-	5

Derivative instrument liabilities

Natural gas derivatives [1]	(30)	-	(30)	(30)	-	(30)

Foreign currency forwards	(29)	-	(29)	(3)	-	(3)

Interest rate derivatives	(21)	-	(21)	-	-	-

Other long-term debt instruments [2]	(150)	150	-	(150)	150	-

	(210)	150	(60)	(178)	150	(28)

1 Cash margin deposits of $16 (December 31, 2019 – $17) were placed with counterparties related to legally enforceable master netting arrangements.

2 Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at March 31, 2020.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit [1]	March 31, 2020	December 31, 2019

Credit facilities

Unsecured revolving term credit facility	2.0 - 2.4	4,500	3,050	-

Uncommitted revolving demand facility	2.7 - 2.8	500	450	-

Committed revolving credit facilities	Nil	300	-	-

Other credit facilities [2]	1.3 - 10.4	710	347	326

Commercial paper	1.4 - 2.8		1,651	650

			5,498	976

1 As at March 31, 2020.

2 Other credit facilities are unsecured and consist of South American facilities with debt of $150 (December 31, 2019 – $149) and interest rates ranging from 2.8 percent to 10.4 percent, Australian facilities with debt of $155 (December 31, 2019 – $157) and interest rates ranging from 1.9 percent to 2.2 percent, and Other facilities with debt of $42 (December 31, 2019 – $20) and interest rates ranging from 1.3 percent to 2.5 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Subsequent to March 31, 2020, and in addition to the $300 new committed revolving credit facilities entered into during the first quarter, we entered into new committed revolving credit facilities totaling approximately $1.2 billion, all with the same principal covenants and events of default as our existing credit facilities. At May 5, 2020, our short-term debt balance decreased by approximately $2.4 billion from March 31, 2020, as a result of repayments on our unsecured revolving term credit facility and commercial paper settlements net of drawdowns with a corresponding decrease in cash and cash equivalents.

NOTE 8  LONG-TERM DEBT

The following tables summarize our long-term debt repayment activities during the three months ended March 31, 2020:

	Rate of interest (%)	Maturity	Amount

Notes repaid 2020	4.875	March 30, 2020	500

In March 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5 billion of common shares, debt and other securities during a period of 25 months from March 16, 2020. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets.

NOTE 9  SHARE CAPITAL

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2019 Normal Course Issuer Bid [1]	February 20, 2019	February 26, 2020	42,164,420

2020 Normal Course Issuer Bid [2]	February 18, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2020	2019

Number of common shares repurchased for cancellation	3,832,580	15,476,202

Average price per share (US dollars)	41.96	51.80

Total cost	160	802

Dividends declared

We declared dividends per share of $0.45 (2019 – $Nil) during the three months ended March 31, 2020, payable on April 16, 2020 to shareholders of record on March 31, 2020.

Subsequent to March 31, 2020, our Board of Directors declared a quarterly dividend of $0.45 per share payable on July 17, 2020 to shareholders of record on June 30, 2020. The total estimated dividend to be paid is $256.

Anti-dilutive shares

As we recorded a net loss for the three months ended March 31, 2020, all stock options had an anti-dilutive effect. If we had net earnings, the diluted weighted average shares calculation would have included 66,806 stock options for the three months ended March 31, 2020.

NOTE 10  BUSINESS ACQUISITIONS

On September 30, 2019, we acquired Ruralco Holdings Limited (“Ruralco”) for a purchase price, net of cash and cash equivalents acquired, of $330 million. We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	March 31, 2020
	Ruralco (Estimate)
	Preliminary [1]	Adjustments [2]	Revised Fair Value
Receivables	289	29	318	[3]
Inventories	117	(2)	115
Prepaid expenses and other current assets	8	-	8
Property, plant and equipment	136	-	136
Goodwill	202	(13)	189
Other intangible assets	165	45	210
Investments	15	-	15
Other assets	16	-	16
Total assets	948	59	1,007
Short-term debt	112	55	167
Payables and accrued charges	345	(3)	342
Lease liabilities, including current portion	110	-	110
Deferred income tax liabilities	38	7	45
Other non-current liabilities	13	-	13
Total liabilities	618	59	677
Total consideration	330	-	330

1 Preliminary value as previously reported in our 2019 annual consolidated financial statements. The purchase price allocation is not final as we continue to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. We estimated the preliminary purchase price allocation as of the date of the acquisition based on information that was available and continue to adjust those estimates as new information that existed at the date of acquisition becomes available. We expect to finalize the amounts recognized when we obtain the information necessary to complete the analysis, and in any event, not later than September 30, 2020.

2 We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.

3 Includes receivables from customers with gross contractual amounts of $260, of which $5 are considered to be uncollectible.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 11  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 12  RELATED PARTY TRANSACTIONS

We sell potash from our Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended March 31, 2020 were $292 (2019 – $451). At March 31, 2020, the related receivables owing from Canpotex was $251 (December 31, 2019 – $194).